As filed with the Securities and Exchange Commission on July 8, 2002

                                            Registration No. 333-
=============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                            ----------------------
                                     FORM S-6
                  FOR REGISTRATION UNDER THE SECURITIES ACT
                   OF 1933 OF SECURITIES OF UNIT INVESTMENT
                       TRUSTS REGISTERED ON FORM N-8B-2
                            ---------------------
A.    Exact Name of Trust:
                              NATIONAL EQUITY TRUST
                          Top Ten Portfolio Series 37

B.    Name of depositor:
                       PRUDENTIAL INVESTMENT MANAGEMENT SERVICES LLC

C.    Complete address of depositor's principal executive office:
                               100 Mulberry Street
                              Gateway Center Three
                            Newark, New Jersey 07102

D.    Name and complete address of agent for service:
                                                            Copy to:
             SCOTT WALLNER, ESQ.                      KENNETH W. ORCE, ESQ.
      PRUDENTIAL INVESTMENT MANAGEMENT SERVICES LLC  CAHILL GORDON & REINDEL
              100 Mulberry Street                         80 Pine Street
               Gateway Center Three                   New York, New York 10005
             Newark, New Jersey 07102

E.    Title and amount of securities being registered:
                    An indefinite number of Units of
                             NATIONAL EQUITY TRUST,
                          Top Ten Portfolio Series 37
                    Pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940 as amended

F. Proposed maximum aggregate offering price to the public of the securities being registered:
                                 Indefinite

G.    Amount of filing fee:
                                  N/A

H.    Approximate date of proposed sale to public:
      As soon as practicable after the effective date of the registration statement.
===========================================================================
     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                              NATIONAL EQUITY TRUST
                          Top Ten Portfolio Series 37

                              CROSS-REFERENCE SHEET

                   Pursuant to Rule 404(c) of Regulation C
                        under the Securities Act of 1933


                (Form N-8B-2 Items required by Instruction as
                        to the Prospectus in Form S-6)


            Form N-8B-2                                     Form S-6
            Item Number                               Heading in Prospectus

                   I.  Organization and General Information

1.    (a)   Name of Trust .........................)  Prospectus front cover
      (b)   Title of securities issued ............)

2.    Name and address of each depositor ..........   Sponsor; Prospectus back
                                                        cover

3.    Name and address of trustee .................   Trustee

4.    Name and address of each principal
        underwriter ...............................   Sponsor

5.    State of organization of trust ..............   The Trust

6.    Execution and termination of trust
        agreement .................................   Summary of Essential
                                                        Information; The
                                                        Trust; Amendment and
                                                        Termination of the
                                                        Indenture

7.    Changes of Name .............................)            *

8.    Fiscal year .................................)            *

9.    Litigation ..................................)            *

                  II.  General Description of the Trust and
                              Securities of the Trust

-----------------------

* Inapplicable, answer negative or not required.

10.   (a)   Registered or bearer securities .......)            *
      (b)   Cumulative or distributive
              securities ..........................             *
      (c)   Redemption ............................   Rights of Unit Holders
                                                        -- Redemption
      (d)   Conversion, transfer, etc. ............   Rights of Unit Holders
                                                        -- Redemption
      (e)   Periodic payment plan .................)            *
      (f)   Voting rights .........................             *
      (g)   Notice to certificateholders ..........   The Trust; Rights of
                                                        Unit Holders -- Reports
                                                        and Records; Sponsor
                                                        -- Responsibility;
                                                        Sponsor --
                                                        Resignation; Trustee
                                                        -- Resignation;
                                                        Amendment and
                                                        Termination of the
                                                        Indenture
      (h)   Consents required .....................   The Trust; Amendment and
                                                        Termination of the
                                                        Indenture
      (i)   Other provisions ......................   Tax Status

11.   Type of securities comprising units .........   Prospectus front cover;
                                                        Objective; Security
                                                        Selection; The Trust

12.   Certain information regarding
        periodic payment certificates .............             *

13.   (a)   Load, fees, expenses, etc. ............   Summary of Essential
                                                        Information; Public
                                                        Offering of Units --
                                                        Public Offering Price;
                                                        Public Offering of
                                                        Units -- Sponsor's and
                                                        Underwriter's Profits;
                                                        Public Offering of
                                                        Units -- Volume
                                                        Discount; Public
                                                        Offering of Units --
                                                        Employee Discount;
                                                        Exchange Option;
                                                        Reinvestment Program;
                                                        Expenses and Charges;
                                                        Sponsor --
                                                        Responsibility
-----------------------

* Inapplicable, answer negative or not required.

      (b)   Certain information regarding
              periodic payment certificates .......             *
      (c)   Certain percentages ...................   Summary of Essential
                                                        Information; Public
                                                        Offering of Units --
                                                        Public Offering Price;
                                                        Public Offering of Units
                                                        -- Profit of Sponsor;
                                                        Public Offering of Units
                                                        -- Volume Discount;
                                                        Public Offering of Units
                                                        -- Employee Discount;
                                                        Exchange Option
      (d)   Price Differentials ...................   Public Offering of Units
                                                        -- Employee Discount
      (e)   Certain other fees, etc. payable
              by holders ..........................   Rights of Unit Holders
                                                        -- Certificates
      (f)   Certain other profits receivable
              by depositor, principal under-
              writer, trustee or affiliated
              persons .............................   The Trust -- Objectives
                                                        and Securities
                                                        Selection; Rights of
                                                        Unit Holders --
                                                        Redemption -- Purchase
                                                        by the Sponsor of
                                                        Units Tendered for
                                                        Redemption
      (g)   Ratio of annual charges to
              income ..............................             *

14.   Issuance of trust's securities ..............   The Trust; Rights of
                                                        Unit Holders --
                                                        Certificates

15.   Receipt and handling of payments from
        purchasers ................................             *

16.   Acquisition and disposition of under-
        lying securities ..........................   The Trust -- Portfolio
                                                        Summary; The Trust --
                                                        Objectives and
                                                        Securities Selection;
                                                        Rights of Unit Holders
-----------------------

* Inapplicable, answer negative or not required.

                                                        -- Redemption; Sponsor
                                                        - Responsibility

17.   Withdrawal or redemption ....................   Rights of Unit Holders
                                                        -- Redemption

18.   (a)   Receipt, custody and disposition
              of income ...........................   Rights of Unit Holders
                                                        -- Distribution of
                                                        Interest and
                                                        Principal; Rights of
                                                        Unit Holders - Reports
                                                        and Records
      (b)   Reinvestment of distributions .........   Reinvestment Programs
      (c)   Reserves or special funds .............   Expenses and Charges;
                                                        Rights of Unit Holders
                                                        -- Distribution of
                                                        Interest and Principal
      (d)   Schedule of distributions .............             *

19.   Records, accounts and reports ...............   Rights of Unit Holders
                                                        -- Distributions of
                                                        Interest and
                                                        Principal; Rights of
                                                        Unit Holders --
                                                        Reports and Records

20.   Certain miscellaneous provisions of
        trust agreement ...........................   Sponsor -- Limitations
                                                        on Liabil-
      (a)   Amendment .............................)    ity; Sponsor --
                                                        Resignation;
      (b)   Termination ...........................)  Trustee -- Limitations
                                                        on Liabil-
      (c)   and (d) Trustee, removal and                ity; Trustee -
              successor ...........................)    Resignation;
                                                        Amendment and
                                                        Termination of
      (e)   and (f) Depositor, removal and              the Indenture
              successor ...........................)

21.   Loans to security holders ...................             *

22.   Limitation on liability .....................   The Trust -- Portfolio
                                                        Summary; Sponsor --
                                                        Limitations on
                                                        Liability; Trustee --
-----------------------

* Inapplicable, answer negative or not required.

                                                        Limitations on
                                                        Liability; Evaluator
                                                        -- Limitations on
                                                        Liability

23.   Bonding arrangements ........................   Additional Information
                                                        -- Item A

24.   Other material provisions of trust
        agreement .................................             *


                        III. Organization, Personnel and
                         Affiliated Persons of Depositor

25.   Organization of depositor ...................   Sponsor

26.   Fees received by depositor ..................             *

27.   Business of depositor .......................   Sponsor

28.   Certain information as to officials
        and affiliated persons of
        depositor .................................   Contents of Registration
                                                        Statement -- Part II

29.   Companies controlling depositor .............   Sponsor

30.   Persons controlling depositor ...............             *

31.   Payments by depositor for certain
        services rendered to trust ................)            *

32.   Payments by depositor for certain
        other services rendered to trust ..........)            *

33.   Remuneration of employees of depositor
        for certain services rendered to
        trust .....................................)            *

34.   Remuneration of other persons for
        certain services rendered to trust ........)            *

35.   Distribution of trust's securities
        in states .................................   Public Offering of Units
                                                        -- Public Distribution

-----------------------

* Inapplicable, answer negative or not required.

36.   Suspension of sales of trust's
        securities ................................)            *

37.   Revocation of authority to distribute .......)            *

38.   (a)   Method of distribution ................)            *
      (b)   Underwriting agreements ...............   Public Offering of Units
      (c)   Selling agreements ....................)            *

39.   (a)   Organization of principal under-
              writer ..............................)  Sponsor
      (b)   N.A.S.D. membership of principal
              underwriter .........................)  Sponsor

40.   Certain fees received by principal
        underwriter ...............................             *

41.   (a)   Business of principal underwriter .....   Sponsor
      (b)   Branch offices of principal
              underwriter .........................)            *
      (c)   Salesmen of principal underwriter .....)            *

42.   Ownership of trust's securities by
        certain persons ...........................)            *

43.   Certain brokerage commissions received
        by principal underwriter ..................)            *

44.   (a)   Method of valuation ...................   Summary of Essential
                                                        Information; Public
                                                        Offering of Units --
                                                        Public Offering Price;
                                                        Public Offering of
                                                        Units -- Public
                                                        Distribution; Public
                                                        Offering of Units --
                                                        Secondary Market
      (b)   Schedule as to offering price .........             *
      (c)   Variation in offering price to
              certain persons .....................   Public Offering of Units
                                                        -- Public
                                                        Distribution; Public
                                                        Offering of Units --
                                                        Volume Discount;
                                                        Public Offering of
                                                        Units -- Employee

-----------------------

* Inapplicable, answer negative or not required.

                                                        Discount; Exchange
                                                        Option

45.   Suspension of redemption rights .............             *

46.   (a)   Redemption Valuation ..................   Summary of Essential
                                                        Information; Rights of
                                                        Unit Holders --
                                                        Redemption --
                                                        Computation of
                                                        Redemption Price per
                                                        Unit
      (b)   Schedule as to redemption price .......             *

47.   Maintenance of position in underlying
        securities ................................   Public Offering of Units
                                                        -- Secondary Market;
                                                        Rights of Unit Holders
                                                        -- Redemption --
                                                        Computation of
                                                        Redemption Price per
                                                        Unit; Rights of Unit
                                                        Holders -- Redemption
                                                        -- Purchase by the
                                                        Sponsor of Units
                                                        Tendered for
                                                        Redemption


                   IV.  Information Concerning the Trustee
                                   or Custodian

48.   Organization and regulation of
        trustee ...................................   Trustee

49.   Fees and expenses of trustee ................   Expenses and Charges

50.   Trustee's lien ..............................   Expenses and Charges --
                                                        Other Charges


                   V.  Information Concerning Insurance of
                               Holders of Securities

51.   Insurance of holders of trust's
        securities .................................  The Trust -- Insurance
                                                        on the Securities in
                                                        the Portfolio of an
                                                        Insured Trust


-----------------------

* Inapplicable, answer negative or not required.

                            VI. Policy of Registrant

52.   (a)   Provisions of trust agreement with
              respect to selection or elimina-
              tion of underlying securities .......   Prospectus front cover;
                                                        The Trust -- Portfolio
                                                        Summary; The Trust --
                                                        Insurance on the
                                                        Securities in the
                                                        Portfolio of an Insured
                                                        Trust; The Trust --
                                                        Objectives and
                                                        Securities Selection;
                                                        Sponsor --
                                                        Responsibility
      (b)   Transactions involving elimination
              of underlying securities ............             *
      (c)   Policy regarding substitution or
              elimination of underlying
              securities ..........................   Sponsor --
                                                        Responsibility
      (d)   Fundamental policy not otherwise
              covered .............................             *

53.   Tax status of trust .........................   Prospectus front cover;
                                                        Tax Status


                 VII.  Financial and Statistical Information

54.   Trust's securities during last ten
        years .....................................)            *

55.                                                )

56.   Certain information regarding periodic
        payment certificates ......................)            *

57.                                                )

58.                                                )

59.   Financial statements (Instruction 1(c)
        to Form S-6) ..............................   Statement of Financial
                                                        Condition of the Trust


-----------------------

* Inapplicable, answer negative or not required.

                   Subject to Completion, Dated July 8, 2002


                              NATIONAL EQUITY TRUST
                          Top Ten Portfolio Series 37


                                     [LOGO]


     The attached final prospectus for a prior Series of National Equity Trust is hereby used as a preliminary prospectus for Top Ten Portfolio Series 37 .The narrative information relating to the operation of this Series and the structure of the final prospectus for this Series will be substantially the same as that set forth in the attached prospectus. Information with respect to pricing, the number of Units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available and will be different from that included in the attached final prospectus since each Series has a unique Portfolio. Accordingly, the information contained herein with regard to the previous Series should be considered as being presented for informational purposes only. Investors should contact account executives of the Sponsor who will be informed of the expected effective date of this Series and who will be supplied with complete information with respect to such Series on the day of effectiveness of the registration statement relating to Units of this Series.


     The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                              NATIONAL EQUITY TRUST
                          Top Ten Portfolio Series 36


     The prospectus dated June 28, 2002, File No. 333-89670 is hereby incorporated by reference.

         PART II.  ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

                       CONTENTS OF REGISTRATION STATEMENT

Contents of Registration Statement

            This Registration Statement on Form S-6 comprises the following papers and documents:

            The cross-reference sheet.

            The Prospectus.

            Signatures.

     Listed below is the name and registration number of a previous series of National Equity Trust, the final prospectus of which, properly supplemented, is used as a preliminary prospectus for National Equity Trust, Top Ten Portfolio Series 37. This prior final prospectus is incorporated herein by reference.

      National Equity Trust,
      Top Ten Portfolio Series 36
      (Registration No. 333-89670)


            Written consents of the following persons:

                  Cahill Gordon & Reindel (included in Exhibit 5).

              (2) PricewaterhouseCoopers LLP

            The following Exhibits:

      (4) Ex-3.(i)      -     Limited Liability Agreement for Prudential
                               Investment Management Services LLC dated October 9, 1996, amended October 17, 1996.

      (4) Ex-3.(ii)     -     By-Laws of Prudential Investment Management
                                Services LLC.

      (3)   Ex-4.a      -     Trust Indenture and Agreement and Distribution
                               Agency Agreement, dated February 2, 2000.

      (1)   Ex-4.b      -     Draft of Reference Trust Agreement.

      (2)   Ex-5        -     Opinion of counsel as to the legality of the
                                securities being registered.

      (4)   Ex-99.1     -     Information as to Officers of Prudential
                                Investment Management Services LLC is
                                incorporated by reference to Form N-8B-2 filed pursuant to Section 8(b) of the Investment Company Act of 1940 (1940 Act File No. 811-
                                5046).

      (4)   Ex-99.2     -     Affiliations of Sponsor with other investment
                                   companies.

      (4)   Ex-99.A(11) -     Code of Ethics

--------------------

(1)  Filed herewith.

(2)  To be filed by amendment.

(3) Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of National Equity Trust, OTC Growth Trust Series 5, Registration No. 333-94591 (filed February 4, 2000).

(4) Incorporated by reference to exhibits filed with the Securities and Exchange Commission as an exhibit to Form N-8B-2 under the Securities Act of 1940 of Prudential Unit Trusts (Prudential Equity Trust Series 1 and any other series of Prudential Unit Trusts) and any series of National Equity Trust, File No. 811-5046 (filed June 29, 2001).

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant, National Equity Trust, Top Ten Portfolio Series 37, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of New York, and State of New York on the 8th day of July, 2002.

                              NATIONAL EQUITY TRUST
                          Top Ten Portfolio Series 37
                                  (Registrant)


                      By PRUDENTIAL INVESTMENT MANAGEMENT SERVICES LLC
                                   (Sponsor/Depositor)


                      By: /s/ Richard R. Hoffmann
                              Richard R. Hoffmann
                              Vice President



                      By PIFM HOLDCO, INC.
                             (Manager of Prudential Investment Management
                              Services LLC)



                     By: /s/ Richard R. Hoffmann
                             Richard R. Hoofmann
                             Authorized signatory for PIFM Holdco, Inc.

                               CONSENT OF COUNSEL


     The consent of Cahill Gordon & Reindel to the use of its name in the Prospectus included in this Registration Statement will be contained in its opinion to be filed as Exhibit 5 to this Registration Statement.

                           -----------------------


                         CONSENT OF INDEPENDENT ACCOUNTANTS


                          [to be filed by Amendment]